UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Section 13a-16 or 15d-16 Under the Securities Exchange Act of 1934

For the month of July 2007

Commission File Number 000-25383

Infosys Technologies Limited
(Exact name of Registrant as specified in its charter)

Not Applicable.
(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore, Karnataka, India 561 100. +91-80-852-0261
(Address of principal executive office)

Indicate by check mark registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).

Not applicable.

On July 25, 2007, Infosys Technologies Limited (the "Company") announced that Infosys BPO Limited ("Infosys BPO"), the Company's majority owned subsidiary, has signed a multi-million dollar outsourcing contract with Philips Electronics Nederland B.V ("Philips"). As part of the agreement, Infosys BPO will enter into a multi-year contract to provide finance and accounting and non-product related procurement services to Philips. Infosys BPO will also acquire three shared service centers located in India, Poland and Thailand, from Koninklijke Philips Electronics N.V. in connection with the transaction. The completion of this transaction is subject to the fulfillment of certain conditions precedent, including obtaining relevant regulatory approvals, if any.

This Form 6-K contains the press release issued by Infosys on July 25, 2007 in connection with the above transaction, which is attached as Exhibit 99.1 to this report.

The information contained in this Form 6-K shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Technologies Limited
/s/ S. Gopalakrishnan S. Gopalakrishnan
Date: July 26, 2007	Chief Executive Officer

INDEX TO EXHIBITS

No.	Exhibits
99.1	Press Release